Exhibit 99.1

Sapiens Announces the Launch of its P&C and Reinsurance Core Platform in the DACH Region

Germany is expected to become a leading strategic market for Sapiens cloud-based IDITSuite and digital offerings

Holon, Israel and Hamburg, Germany – July 23, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that after acquiring German-based insurtech sum.cumo in January 2020 it has tailored its Sapiens IDITSuite for Property & Casualty and Sapiens ReinsuranceMaster to the DACH region – Germany, Austria and Switzerland. Discussions with potential customers in the region are already underway.

IDITSuite and ReinsuranceMaster are fundamental components of Sapiens Platform for Property & Casualty, an end-to-end, cloud-based platform with advanced digital capabilities. It can be implemented as a pre-integrated platform, or as standalone modules. The platform addresses all P&C carrier needs across all lines of business and distribution channels, offering a wealth of digital features.

“This is an ideal time for Sapiens to establish a leading presence in the DACH market,” said Roni Al-Dor, Sapiens president and CEO. “There are more than 400 potential customers in the region and many insurers still use their homemade, legacy IT systems. We believe that the DACH region, with its low insurance software adoption rate and large number of commercial, specialty and risk providers, will be a significant growth driver and one of our largest business regions in the next two to three years."

Continued Al-Dor: “sum.cumo’s solid local presence and customer base are expected to be critical success factors for Sapiens’ operation in the DACH region. We envision that the combination of an award-winning P&C platform, backed by a highly professional local team with expertise in insurance and digital, will truly differentiate Sapiens’ proposition.”

“Sum.cumo is an established and rapidly growing company in the DACH region. We will continue to serve our existing and future customers, promoting Sapiens IDITSuite, along with our extensive digital insurance know-how,” said Björn Freter, founder and managing director, sum.cumo. “As the Sapiens DACH division, we are excited to begin adapting products to the customers' needs in collaboration with their teams."

“COVID-19 has accelerated the trends towards digital readiness, self-service and the cloud,” said Alex Zukerman, chief marketing and strategy officer, Sapiens. “Sapiens IDITSuite, our digitally-enabled and cloud-native P&C platform will help P&C providers in the DACH region transform for the modern era and ensure they possess the necessary agility to shift their businesses as required. As a one-stop shop for insurers, Sapiens has proven experience equipping our customers with the products and services they need to succeed. Our local team will help promote, tailor and implement the in-demand IDITSuite to the local market.”

Sapiens IDITSuite for Property & Casualty is a customer-centric, component-based, packaged solution with easy maintenance and seamless integration for simplified, centralized operation. The fully digital system is the core of the Sapiens platform for P&C insurance. It supports all end-to-end core processes, from underwriting, to renewals and claims handling. In addition to customer and agent portals and business intelligence, the software is compatible with other customer applications and provides real-time access from any device at any time. This means that new products can be introduced to the market quickly.

Sapiens ReinsuranceMaster (formerly called Sapiens Reinsurance) is a comprehensive business and accounting system, providing a superior solution for all types of reinsurance contracts – treaty and facultative, and proportional and non-proportional. It enables insurers of all sizes to manage their entire range of reinsurance contracts and activities for all lines of business, including rich accounting functionality and reporting capabilities.

About sum.cumo
sum.cumo stands for the successful, integrated digitalization of traditional business models. The insurtech’s locations in Hamburg, Dusseldorf and Zurich offer companies in the insurance and lottery sectors disruptive innovation and customer-centric solutions based on the latest technologies. With the guidance and support of their specialists in consulting, user experience, front-end development, back-end development and marketing, the success of each project is ensured from initial conception to final execution. For more information: www.sumcumo.com/en.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com